

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2024

David Thompson
Chief Executive Officer
Creative Media & Community Trust Corp
5956 Sherry Lane, Suite 700
Dallas, TX 75225

> **Re: Creative Media & Community Trust Corp**
> **Registration Statement on Form S-11**
> **Filed April 11, 2024**
> **File No. 333-278628**

Dear David Thompson :

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-11 filed April 11, 2024

General

1. We note that there are outstanding comments on your Form 10-K for the fiscal year ended December 31, 2023. Please note we will not be in a position to accelerate the effectiveness of your registration statement until all comments are resolved.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Pearlyne Paulemon at 202-551-8714 or Stacie Gorman at 202-551-3585 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Patrick S. Brown